Mail Stop 3561
April 19, 2006

Via U.S. Mail and Facsimile

Walter T. Bromfield
Chief Financial Officer
Maritrans Inc.
Two Harbour Place
302 Knights Run Avenue
Tampa, FL 33602


RE:	Maritrans Inc. (the Company)
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-09063

Dear Mr. Bromfield:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.
      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year ended December 31, 2005

Consolidated Statements of Income, page 38

1. Please revise your presentation of total operating expense in future filings to include Gain on sale of assets. Refer to footnote
68 of SAB Topic 13 which states "Gains or losses from the sale of assets should be reported as "other general expenses" pursuant to Regulation S-X, Article 5-03(b)(6)."

Note 1 - Organization and Significant Accounting Policies, page 41 Maintenance and Repairs, page 42

2. Reference is made to the disclosure regarding your provision of costs for upcoming major periodic overhauls of vessels and equipment made in advance of performing the related maintenance and repairs. Please explain to us in greater detail how you determine or calculate the provision for accrued shipyard costs and the period over which such costs are being amortized. Please note that if you are accruing in advance for dry docking costs over the period to the next dry docking, it is staff position that this is no longer an acceptable accounting method within your industry. The accrual method assumes you have incurred a liability at the balance sheet date; however, if you are accruing in advance we do not believe that an obligation has been incurred at the balance sheet date under the definition set forth in paragraph 35 of CON 6. We note that EITF Topic D-88 does not provide guidance on how to account for dry docking costs; rather it discusses methods currently being used in the industry and states that SEC staff would not object to a conclusion that a change from accruing in advance to another method is preferable. The discussion in EITF Topic D-88, in March 2000, was in anticipation that a planned
SOP project would prohibit accruing in advance. The SOP project was discontinued in April 2004 and it has been staff position that this method is not an acceptable method within your industry. Currently, the only acceptable methods include expensing maintenance costs as incurred or the deferral method under which costs incurred are capitalized and amortized to expense over the period until the next major overhaul or drydocking. Please revise your accounting for major overhauls and drydocking costs to comply with the guidance noted above.


Note 7.  Income Taxes, page 48

3. Please tell us in further detail the nature of the "other" matters that reduced your effective income taxes by $7,561,000 from the statutory rate during 2003.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the comments above.


	Sincerely,



	Linda Cvrkel
	Branch Chief
Walter T. Bromfield
Maritrans Inc.
April 19, 2006
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